UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------


                                 SCHEDULE 14f-1


                              INFORMATION STATEMENT
                        Pursuant to Section 14(f) of the
                         Securities Exchange Act of 1934
                      and Rule 14f-1 under the Exchange Act

                               ------------------


                       Multi-Link Telecommunications, Inc.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


          Colorado                      0-26013                 84-1334687
-------------------------------      ---------------        ---------------
(State or other jurisdiction          (Commission           (IRS Employer
          of incorporation)            File Number         Identification No.)

4704 Harlan Street, Suite 420, Denver, Colorado              80212
------------------------------------------------           ----------
    (Address of Principal Executive Offices)               (Zip Code)


                                 (303) 380-1641
               Registrant's telephone number, including area code



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

                       MULTI-LINK TELECOMMUNICATIONS, INC.
                          4704 Harlan Street, Suite 420
                             Denver, Colorado 80212


                              INFORMATION STATEMENT
                              ---------------------

         The Board of Directors of Multi-Link Telecommunications, Inc. ("Company") is furnishing this information statement in connection with the sale of certain shares of our common stock pursuant to a Securities Purchase Agreement ("Purchase Agreement") dated March 16, 2005 by and between KI Equity Partners I, LLC ("Buyer"), a Delaware limited liability company, and David J. Cutler ("Seller"), a director, executive officer and an approximately 72.4% stockholder of the Company. In addition, the Purchase Agreement provides that Buyer will acquire from Seller a convertible promissory note of the Company in the principal amount of $147,153.25. The Purchase Agreement provides that David
J. Cutler shall resign all of his officer positions with the Company effective as of the closing date of the sale of the shares contemplated by the Purchase Agreement ("Closing") and that we shall appoint Kevin R. Keating as a director, and as the President, Treasurer and Secretary of the Company effective as of Closing.

         The Purchase Agreement further contemplates that David J. Cutler will continue as a director of the Company following the Closing until such time as we comply with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under the Exchange Act. This information statement is being filed and mailed to stockholders on or about March 18, 2005. As such, David J. Cutler is expected to submit his resignation as a director of the Company effective as of the expiration of the ten (10) day period following the filing of this information statement. We will, to the extent permitted by applicable law, secure the resignation of, or remove, the existing directors and officers as set forth above so as to enable Mr. Keating to be appointed as a director and officer in accordance with the Purchase Agreement effective as of the Closing. Mr. Cutler has also indicated his intent to resign as an officer effective on the Closing and as a director effective as the expiration of the ten (10) day period following the filing of this information statement.

         This information statement is being furnished to the holders of record of our outstanding shares of common stock on March 17, 2005. We anticipate that this information statement will be mailed or furnished on or about March 18, 2005 to all stockholders of record as of that date. This information statement is being provided pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under the Exchange Act solely for informational purposes and not in connection with a vote of our stockholders.

         PLEASE NOTE THAT THIS IS NOT A REQUEST FOR YOUR VOTE OR A PROXY STATEMENT, BUT RATHER AN INFORMATION STATEMENT DESIGNED TO INFORM YOU OF THE ACTION TO BE TAKEN TO CHANGE THE BOARD OF DIRECTORS IN CONNECTION WITH A SECURITIES PURCHASE AGREEMENT PROVIDING FOR THE SALE OF 65.7% OF THE OUTSTANDING SHARES OF COMMON STOCK OF THE COMPANY. THE COMPANY IS NOT SOLICITING PROXIES IN


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

CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

         WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

         PLEASE NOTE THAT THIS IS NOT AN OFFER TO PURCHASE YOUR SHARES.


                     PROPOSED CHANGE IN CONTROL TRANSACTION
         On March 16, 2005, Seller and Buyer entered into the Purchase Agreement, which provides that, on the closing date, Seller will sell 13,074,204 shares of common stock, representing approximately 65.7% of our outstanding shares of common stock, to Buyer at a price of $252,846.75. Buyer will also acquire from Seller a convertible promissory note issued by the Company in the principal amount of $147,153.25 ("Note"). The Note will be acquired by Buyer for a purchase price of $147,153.25. The Note is convertible at the election of the holder into 6,628,978 shares of the Company's common stock. On March 18, 2005, the Seller and Buyer completed and closed the transactions under the Purchase Agreement.
         Pursuant to the Purchase Agreement, David J. Cutler resigned all of his officer positions with the Company effective as of the Closing and Kevin R. Keating was appointed as a director, and as the President, Treasurer and Secretary of the Company effective as of Closing.

         The Purchase Agreement further contemplates that David J. Cutler will continue as a director of the Company following the Closing until such time as we comply with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under the Exchange Act. This information statement is being filed and mailed to stockholders on or about March 18, 2005. As such, David J. Cutler is expected to submit his resignation as a director of the Company effective as of the expiration of the ten (10) day period following the filing of this information statement. There will be a change of control of the Company only upon David J. Cutler's resignation as a director and only after the expiration of the ten (10) day period following the filing of this information statement. Mr. Cutler has indicated his intent to resign as a director effective as the expiration of the ten (10) day period following the filing of this information statement.


                                VOTING SECURITIES
         Our common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders. Each share of common stock entitles the holder of the share to one vote. As of the date of this information statement, there were 19,886,935 shares of our common stock outstanding.


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

                                   MANAGEMENT

Directors and Executive Officers

         Set forth below are the names, ages, position(s) with Company and business experience of our directors and executive officers.



          NAME            AGE                   POSITION

     David J. Cutler      47       President, Chief Executive Officer, Chief
                                   Financial Officer and Director.

         Directors hold office until the next annual meeting of our stockholders and until their successors have been elected and qualify. Officers are elected by the board of directors and their terms of office are, except to the extent governed by an employment contract, at the discretion of the board of directors. David J. Cutler currently owns 14,400,000 shares of the Company's common stock, or 72.4% of our outstanding shares. The Note held by David J. Cutler represents obligations owed to him by the Company for unpaid compensation, advances, expense reimbursements and accrued interest. There is no family relationship between any current director and/or executive officer and Mr. Kevin R. Keating, who has been chosen to become a director and executive officer upon the closing of the Purchase Agreement. Set forth below under "Business Experience" is a description of the business experience of our executive officers and directors.

Business Experience

    David J. Cutler - President, Chief Executive Officer, Chief Financial Office and Director. Mr. Cutler joined us in February 1999 and has served as our Chief Financial Officer since that time. From March 1993 until joining us, Mr. Cutler was a self-employed consultant providing accounting and financial advice to small and medium-sized companies in the United Kingdom and the United States. Mr. Cutler has more than 20 years of experience in international finance, accounting and business administration. He held senior positions with multi-national companies such as Reuters Group Plc and the Schlumberger Ltd. and has served as a director for two British previously publicly quoted companies -- Charterhall Plc and Reliant Group Plc. Mr. Cutler has a masters degree from St. Catherine College in Cambridge, England and qualified as a British Chartered Accountant and as Chartered Tax Advisor with Arthur Andersen & Co. in London. He was subsequently admitted as a Fellow of the UK Institute of Chartered Accountants. Since arriving in the United States Mr. Cutler has qualified as a Certified Public Accountant, a Fellow of the AICPA Institute of Corporate Tax Management, a Certified Valuation Analyst of the National Association of Certified Valuation Analysts and obtained an executive MBA from Colorado State University.

         Mr. Cutler was appointed as a Director on November 5, 2002.

Section 16(a) Beneficial Ownership Reporting Compliance

         Section 16(a) of the Exchange Act requires that our directors, executive officers and persons who own more than 10% of our outstanding common stock file initial reports of ownership and reports of changes in ownership in the common stock with the SEC. Officers, directors and stockholders who own more than 10% of the outstanding common stock of the Company are required by the SEC to furnish us with copies of all Section 16(a) reports they file. To our knowledge, based solely on the review of the copies of these reports furnished to us and written representations that no other reports were required during the year ended September 30, 2004, all officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

Corporate Governance
         We are not a "listed company" under SEC rules and are therefore not required to have an audit committee comprised of independent directors. We have created an audit committee, which consists of our board of directors. However, since our board currently consists of only one management director, we have had no separately functioning audit committee. The board of directors has determined that its sole member is able to read and understand fundamental financial statements and has substantial business experience that results in that member's financial sophistication. Accordingly, the board of directors believes that its member has the sufficient knowledge and experience necessary to fulfill the duties and obligations of a member of the audit committee.

         We do not have a standing compensation or nominating committee or committees performing similar functions because we have no meaningful operations. We determined not to establish a nominating committee at this time. Currently, nominations were determined by the members of the then existing board of directors.

                             EXECUTIVE COMPENSATION

         The following table sets forth the compensation paid by us for services rendered in respect of our continuing business during the fiscal years ended September 30, 2004, 2003 and 2002 to Nigel V. Alexander and David J Cutler during their tenures as Chief Executive Officer. No other executive officer earned or was paid compensation of more than $100,000 for the years ended September 30, 2004, 2003 and 2002. We paid consulting fees to Octagon Strategies, Inc. ("Octagon") for consulting services rendered by Nigel V. Alexander to us. Octagon is a company wholly owned by Nigel V. Alexander. All amounts reflected in the salary column in the following table paid to Mr. Alexander are consulting fees paid to Octagon for Mr. Alexander's benefit.


                                                         FISCAL YEAR
                                                            ENDED               ANNUAL COMPENSATION
                                                                                -------------------
         NAME AND PRINCIPAL POSITION                     SEPTEMBER 30             SALARY              BONUS
------------------------------------                     ------------       -----------------  ------------

David  J.  Cutler   (President,   Chief  Executive           2004                  $   12,000         --
Officer and Chief Financial Officer)                         2003                  $   19,000         --
Nigel  V.   Alexander   (Former  Chief   Executive           2004                  $                  --
Officer, Secretary and Treasurer)                            2003                          --         --
                                                             2002                  $    9,000         --
                                                                                   $  108,000

         The foregoing compensation table does not include certain fringe benefits made available on a nondiscriminatory basis to all of our employees such as group health insurance, long-term disability insurance, vacation and sick leave.


Stock Option Plan

         We first adopted our stock option plan in 1997 and adopted an amended and restated stock option plan at our annual shareholder's meeting on March 22, 2000. We granted stock options to any persons who had been employed by us, or a company that we acquired, for more than six months to give them a sense of ownership and to increase their level of commitment to our business.

         The stock option plan provides for the granting of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and non-qualified stock options, reload options and stock appreciation rights. The stock option plan is currently administered by the compensation committee of the board of directors, or in the absence of a compensation committee, by the board of directors itself which determines the terms and conditions of the options granted under the stock option plan, including the exercise price, the number of shares subject to a particular option and the period over which options vest.

         The exercise price of all incentive stock options granted under the stock option plan must be at least equal to the fair market value of our common stock on the date of grant and must be 110% of fair market value when granted to a 10% or more stockholder. Under the stock option plan, the exercise price of all non-qualified stock options granted under the stock option plan may be less than the fair market value of the common stock on the date of grant. The term of all options granted under the stock option plan may not exceed ten years, except the term of incentive stock options granted to a 10% or more stockholder may not exceed five years. The stock option plan may be amended or terminated by the board of directors, but no such action may impair the rights of a participant under a previously granted option.

         The stock option plan provides the board of directors or the compensation committee with the discretion to determine when options granted under the stock option plan shall become exercisable and the vesting period of such options.

         At September 30, 2002 we had issued options to purchase 1,439,580 shares of common stock under our stock option plan. The options had exercise prices ranging from $0.02 per share to $12.00 per share, with an average exercise price of $3.43 per share. The options expired on various dates between March 30, 2005, and June 15, 2012. Of the issued options, 223,131 had been exercised and 556,449 had been cancelled, which meant that 660,000 options were currently issued and outstanding.

         Nigel Alexander and Shawn B. Stickle resigned their officer positions effective October 31 and November 6, 2002 respectively at which time all remaining stock options were cancelled.

         At September 30, 2003 we had issued options to purchase 1,439,580 shares of common stock under our stock option plan. The options had exercise prices ranging from $0.02 per share to $12.00 per share, with an average exercise price of $3.43 per share. The options expired on various dates between March 30, 2005, and June 15, 2012. Of the issued options, 223,131 had been exercised and 1,216,449 had been cancelled, which meant that no options were issued and outstanding at September 30, 2003.

         No options were issued during fiscal 2004 and consequently no options were issued and outstanding at September 30, 2004

The Company has terminated its stock option plan effective March 14, 2005.

Long-Term Incentive Plans

         We do not provide our officers or employees with pension, stock appreciation rights, long-term incentive or other plans and have no intention of implementing any of these plans for the foreseeable future. The provisions of these plans would be at the discretion of our board of directors.

Compensation of Directors

         Our directors receive no compensation pursuant to any standard arrangement for their services as directors.

                            NEW DIRECTOR AND OFFICER

         The Purchase Agreement provides that, on the closing date, David J. Cutler will resign from his current officer positions and we shall appoint Mr. Kevin R. Keating as a director, and as the President, Treasurer and Secretary. David J. Cutler is expected to submit his resignation as a director of the Company effective as of the expiration of the ten (10) day period following the filing of this information statement. Mr. Cutler has indicated his intent to resign as an officer effective on the Closing and as a director effective as the expiration of the ten (10) day period following the filing of this information statement. Mr. Keating has consented to serve in these capacities.

         Mr. Keating is an investment executive and for the past nine years has been the Branch Manager of the Vero Beach, Florida, office of Brookstreet Securities Corporation. Brookstreet is a full-service, national network of independent investment professionals. Mr. Keating services the investment needs of private clients with special emphasis on equities. For more than 35 years, he has been engaged in various aspects of the investment brokerage business.
Mr. Keating began his Wall Street career with the First Boston Company in New York in 1965. From 1967 through 1974, he was employed by several institutional research boutiques where he functioned as Vice President Institutional Equity Sales. From 1974 until 1982, Mr. Keating was the President and Chief Executive Officer of Douglas Stewart, Inc., a New York Stock Exchange member firm. Since 1982, he has been associated with a variety of firms as a registered representa-tive servicing the needs of individual investors. Mr. Keating is 65 years of age.

      To our knowledge, neither Mr. Keating nor any of his affiliates currently beneficially owns any equity securities or rights to acquire any securities of the Company, and none of these persons has been involved in any transaction with Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to the transactions that have been described in this information statement. To our knowledge, Mr. Keating is not currently a director of, nor does he hold any position with, the Company, nor does he have a familial relationship with any director or executive officer of the Company.

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

         We have set forth in the following table certain information regarding our common stock beneficially owned on the date of this information statement for (i) each stockholder we know to be the beneficial owner of 5% or more of our outstanding common stock, (ii) each of our executive officers and directors and
(iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of the security, or the power to dispose or to direct the disposition of the security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. Except as otherwise indicated, each stockholder named in the table has sole voting and investment power with respect to the shares beneficially owned. On the date of this information statement, there were 19,886,935 shares of common stock outstanding.



                                    RE-TRANS-                   POST-TRANS
                                    CTION                       ACTION          PERCENT         PERCENT
                                    NUMBER                      NUMBER          OF                OF
NAME AND ADDRESS OF                 OF                          OF              OUT-             OUT-
BENEFICIAL OWNER                    SHARES                      SHARES          STANDING        STANDING
--------------------------------------------------------------------------------------------------------

David J. Cutler                     14,400,000                1,325,796         72.4%            6.7%
420 Harlan Street, Suite 420
Denver, CO  80212

All executive officers and
Directors as a group (one
person)                             14,400,000                1,325,796         72.4%            6.7%

Other Beneficial Owners:

George P. Caulkins, III             1,205,000                 1,205,000         6.01%            6.01%
518 17th Street, Suite 1700
Denver, CO  80202

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
         We anticipate that, in connection with the proposed sale by Seller of certain shares of our common stock and the Note as contemplated by the Purchase Agreement, our board of directors has approved the transfer of all of our rights in any capital stock or membership interests of any of our current subsidiaries to Seller. Each of these subsidiaries is currently inactive and has no assets. In exchange, Seller has agreed to assume any and all of our obligations of any kind (other than the Note) and indemnify against any of these liabilities existing as of the Closing.

         David J. Cutler currently owns 14,400,000 shares of the Company's common stock, or 72.4% of our outstanding shares. The Note held by David J. Cutler represents obligations owed to him by the Company for unpaid compensation, advances, expense reimbursements and accrued interest.

                                   SIGNATURES

         Pursuant to the requirements of the Exchange Act, the registrant has duly caused this information statement to be signed on its behalf by the undersigned thereunto duly authorized in the city of Denver, Colorado.

                                            MULTI-LINK TELECOMUNICATIONS, INC.
                                                     (Registrant)


Date:  March 18, 2005                       By: /s/ David J. Cutler
                                                --------------------------------
                                                David J. Cutler, Chief Executive
                                                     Officer and President










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